NC Solar, Inc.

1107 Town Creek Road

Eden, NC 27288

October 22, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	NC Solar, Inc.

Registration Statement on Form S-1

File No. 333-183272

Dear Sir or Madam:

Request is hereby made for the acceleration of the effective date of the Registration Statement on Form S-1 for NC Solar, Inc., File No. 333-183272, to 5:00 p.m., Eastern Time, on Wednesday, October 24, 2012, or as soon as practicable thereafter.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, NC SOLAR, INC.

By:	/s/ Jeffrey Alt
Name: Title:	Jeffrey Alt President, NC Solar, Inc.